Exhibit 99.1

Elevra Lithium Limited

ACN 091 951 978

2026 Notice of Annual General Meeting & Explanatory Notes

Notice is given that the Annual General Meeting of Elevra Lithium Limited will be held at:

Date of Meeting	Thursday, 19 November 2026

Time of Meeting	10:30am (AEST / Brisbane time) / 11:30am (AEDT / Sydney time)

Place of Meeting	in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform: https://meetnow.global/M6SKAPD

In order to maximise Shareholder participation, the AGM will be held as a Hybrid Meeting again this year, meaning that Shareholders may attend at the physical location or virtually. Further information regarding participation in the Meeting is set out on page 2 of this Notice.

The Company will notify Shareholders of any changes to the way in which the Meeting is to be held by way of an ASX announcement and via its website at www.elevra.com. Shareholders should therefore monitor the ASX and the Company’s website for any updates in relation to the Meeting.

Voting Eligibility

The Directors have determined, pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that the persons eligible to vote at the Meeting are those who are registered Shareholders at 7:00pm (AEDT / Sydney time), on Tuesday, 17 November 2026.

Notice of Annual General Meeting

Elevra Lithium Limited (ACN 091 951 978) (Company) will hold an Annual General Meeting on Thursday, 19 November 2026 at 10:30am (AEST/Brisbane time) / 11:30am (AEDT/Sydney time) in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via an online platform at: https://meetnow.global/M6SKAPD (Annual General Meeting, Meeting or AGM).

In addition to this Notice of Meeting, Shareholders should visit www.elevra.com where any further important information about the Annual General Meeting will be available.

How to attend and participate in the Meeting

In order to maximise Shareholder participation, the AGM will be held as a Hybrid Meeting again this year, meaning that Shareholders, their proxies, attorneys or corporate representatives may attend in person or virtually.

Attending physically

If attending in person, please attend the Meeting on the date and at the place set out above. If you wish to attend the Meeting, please arrive at least 30 minutes prior to the start of the Meeting to facilitate the registration process.

Attending online

Shareholders and their proxies, attorneys or corporate representatives will be able to participate in the Meeting online (including listening to the Meeting live, viewing slides, asking questions or making comments during the Meeting (verbally or in writing) and voting during the Meeting) from their computer or mobile device via the Computershare online virtual meeting platform at https://meetnow.global/M6SKAPD.

The Computershare online virtual meeting platform is accessible on any internet browser.

Upon entering the URL noted above, Shareholders (or their attorneys or corporate representatives) should then log in to the virtual meeting by entering:

(a)	for Australian residents:

•	their “username” which is their SRN/HIN; and

•	their “password”, which for Australian residents is their postcode; or

(b)	for overseas residents, their “username” which is their SRN/HIN and their “password” which is their three letter country code.

To register as a Proxyholder, access the meeting by clicking on the link in the invitation email sent to you or select ‘invitation’ and enter your invitation code provided in the email. Alternatively, contact the Company’s share registry, Computershare Investor Services, on +61 3 9415 4024 for further assistance.

More information regarding virtual attendance at the Meeting (including how to vote, comment and ask questions virtually during the Meeting) is available in the Computershare Online Meeting Guide (attached).

Technical difficulties may arise during the course of the AGM. The Chair has discretion as to whether and how the AGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected. Where they consider it appropriate, the Chair may continue to hold the AGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a directed proxy ahead of the AGM, even if they plan to attend the AGM online or in person.

Participation in the Meeting

The Company welcomes the participation of Shareholders in the Meeting. Shareholders who attend the Meeting (both in person and via the online platform) will be provided with a reasonable opportunity to ask questions about, or make comments on, the management of the Company. Similarly, a reasonable opportunity will be given to Shareholders as a whole to ask questions of the Company’s external auditor as set out in the Explanatory Notes. For information relating to voting in respect of the Meeting please see pages 4 and 5 of this Notice of Meeting.

Items of Business

The items of business should be read in conjunction with the Explanatory Notes. The Explanatory Notes form part of this Notice of Meeting.

Ordinary business

Financial and other Reports

To receive, consider and discuss the Company’s Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2026.

Resolution 1 - Adoption of Remuneration Report

To consider and, if thought fit, pass the following non-binding resolution as an ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the year ended 30 June 2026 is adopted.”

Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and will not bind the Directors or the Company.

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Resolution 2 – Re-election of Director – James Brown

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr. James Brown who retires by rotation in accordance with rule 7.1(d) of the Constitution and ASX Listing Rule 14.4, and being eligible, is re-elected as a Director of the Company.”

Special business

Resolution 3 – Grant of STI Performance Rights to the Managing Director and CEO

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.14, for the grant of 56,558 STI Performance Rights to the Managing Director and Chief Executive Officer, Mr. Lucas Dow, for the year ending 30 June 2027 under the Company’s Equity Incentive Plan and on the terms described in the Explanatory Notes in the Notice of Meeting.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Resolution 4 – Grant of LTI Performance Rights to the Managing Director and CEO

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.14, for the grant of 140,050 LTI Performance Rights to the Managing Director and Chief Executive Officer, Mr. Lucas Dow, for the year ending 30 June 2027 under the Company’s Equity Incentive Plan and on the terms described in the Explanatory Notes in the Notice of Meeting.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Voting and Proxy Information

Voting on Resolutions

All Resolutions will be decided by poll.

Voting Eligibility

The time for determining eligibility to vote at the Meeting is set out on the front page of the Notice of Meeting. Only those Shareholders entered on the register of Shareholders at that time will be entitled to participate and vote at the Meeting, either in person, by proxy or attorney, or in the case of a corporate Shareholder, by a body corporate representative. Share transfers registered after that time will be disregarded in determining voting entitlements at the Meeting.

Voting in person

Shareholders entitled to vote at the Meeting (or their proxies, attorneys or corporate representatives who have been properly appointed – refer below) may attend the Meeting and vote in person.

For those participating electronically, voting will occur via the online platform at https://meetnow.global/M6SKAPD in accordance with the provisions of this Notice, the instructions for voting set out on that platform and in the Computershare Online Meeting Guide accompanying this Notice.

Voting by proxy

Shareholders entitled to vote at the Meeting may appoint a proxy to participate and vote on their behalf. To appoint a proxy, a Shareholder should complete the Proxy Form and submit that completed Proxy Form online, by mobile, by post or by fax in accordance with the instructions set out below.

A proxy need not be a Shareholder of the Company.

A Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the Shareholder’s votes each proxy may exercise, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

If proxy holders vote, they must cast all directed proxies as directed. Any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

The Chair intends to vote undirected proxies able to be voted in favour of Resolutions 1 to 4. In exceptional circumstances, the Chair may change their voting intention on any Resolution, in which case an ASX announcement will be made.

A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on a resolution for which the proxy is proposed to be used. In which case, the proxy must not vote on the resolution.

In relation to:

•
Resolution 1, a vote must not be cast by a member of the Company’s Key Management Personnel or their Closely Related Parties as a Shareholder or as a proxy unless that proxy is a directed proxy which is not cast on behalf of the Company’s Key Management Personnel or their Closely Related Parties. If you intend to appoint any of those persons as your proxy, you should ensure that the appointment directs the proxy how to vote (by marking “For”, “Against” or “Abstain”);

•
Resolutions 3 and 4, if a Shareholder appoints a member of the Key Management Personnel (which includes each of the Directors) other than the Chair, or a Closely Related Party of such a member, as a proxy, they will not be able to vote as your proxy on Resolutions 3 and 4 unless you direct them how to vote. If you intend to appoint any of those persons as your proxy, you should ensure that the appointment directs the proxy how to vote (by marking “For”, “Against” or “Abstain”); and

•
Resolutions 1, 3 and 4, a Shareholder who appoints the Chair as their proxy can direct them how to vote (in the manner specified above). If the Chair is appointed as proxy, and has not been directed how to vote, then by submitting the Proxy Form a Shareholder will be expressly authorising the Chair to exercise the undirected proxy, even though the Resolutions are connected, directly or indirectly, with the remuneration of the Company’s Key Management Personnel.

There are additional voting exclusions which apply to Resolutions 3 and 4. These are set out on pages 13 and 14 of this Notice of Meeting.

To vote by proxy, please complete the Proxy Form. Completed Proxy Forms should be sent to the Company’s share registrar, Computershare Investor Services Pty Ltd, as follows:

Online or by mobile:	Enter the control number, SRN/HIN and postcode shown on the first page of the proxy form at: www.investorvote.com.au

By post:	Elevra Lithium Limited C/- Computershare Investor Services Pty Ltd GPO Box 242 Melbourne VIC 3001 Australia

By fax:	Elevra Lithium Limited C/- Computershare Investor Services Pty Ltd (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

Custodian voting:	For Intermediary Online subscribers only: www.intermediaryonline.com

Completed Proxy Forms must be received by Computershare Investor Services Pty Ltd by no later than 10:30am (AEST / Brisbane time) on Tuesday, 17 November 2026.

For all enquiries regarding how to vote, contact Computershare Investor Services Pty Ltd on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia).

Attorneys & corporate representatives

Shareholders entitled to vote at the Meeting may, by a power of attorney, appoint an attorney to participate in and vote at the Meeting.

Corporate Shareholders entitled to vote at the Meeting may appoint an individual to act as their representative to attend and vote at the Meeting. The Company will require a certificate of appointment of the representative to be executed by the Shareholder in accordance with the Corporations Act. An appointment form may be obtained from Computershare Investor Services Pty Limited by calling 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) or from www.investorcentre.com/au under “Printable Forms”.

The power of attorney should be received by Computershare Investor Services Pty Limited by 10:30am (AEST / Brisbane time) on Tuesday, 17 November 2026 in either of the following ways:

•	by post to GPO Box 242 Melbourne VIC 3001 Australia

•	by fax from within Australia 1800 783 447; from outside of Australia +61 3 9473 2555

The certificate of appointment must be received by the Company in advance of the Meeting.

By order of the Board

Dylan Darbyshire-Roberts
Company Secretary

Dated this 16 day of October 2026

Explanatory Notes

These Explanatory Notes have been prepared to provide Shareholders with important information regarding the items of business proposed for consideration at the Annual General Meeting of the Company.

The Directors urge Shareholders to read these Explanatory Notes in full before making any decision in relation to the Resolutions. The Directors also recommend that Shareholders read the instructions on the Proxy Form in full if they intend to vote by proxy.

Capitalised terms in this Notice of Meeting are defined in the Glossary on pages 15 – 16.

Ordinary Business

Financial and other Reports

The Financial Report of the Company for the year ended 30 June 2026, together with the Directors’ Report and the Auditor’s Report for that same period, will be tabled at the Annual General Meeting.

This item of business provides a reasonable opportunity for Shareholders to comment on and ask questions about the financial condition of the Company, as well as its business, operations and management. There is no requirement for Shareholders to approve these reports.

The Company’s Auditor, Mr. Andrew Carrick of Ernst & Young, will be present at the Annual General Meeting and Shareholders will have a reasonable opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor’s Report, the Company’s accounting policies, and the independence of the Auditor.

In addition to taking questions at the Meeting, written questions to the Chair about the management of the Company, or to the Company’s Auditor about the content of the Auditor’s Report or the conduct of the audit, may be submitted to the Company by no later than 5:00pm (AEST / Brisbane) on Thursday, 12 November 2026 (to its registered office at Level 3, 10 Eagle Street Brisbane QLD 4000 or by email to info@elevra.com).

There may not be sufficient time available at the Meeting to address all of the questions raised. Please note that individual responses will not be sent to Shareholders.

Resolution 1 – Adoption of Remuneration Report

General

Section 250R(2) of the Corporations Act requires that, at a listed company’s annual general meeting, a resolution that the company’s remuneration report be adopted be put to the vote. The Remuneration Report for the Company can be found in the Directors’ Report contained in the Company’s 2026 Annual Report.

The Remuneration Report contains information regarding:

●	remuneration policy and strategy;

●
the structure of non-executive Director, CEO and certain other senior executive remuneration arrangements, and how the Company seeks to align senior executive remuneration with Company performance; and

●	the remuneration of non-executive Directors, the CEO and certain other senior executives for the year ended 30 June 2026.

This item provides a reasonable opportunity for Shareholders as a whole to comment on, and ask questions about, the Remuneration Report.

The vote on Resolution 1 is advisory only and will not bind the Company or the Directors of the Company.

However, the Board will take the outcome of the vote into consideration when reviewing the Company’s remuneration practices and policies.

Voting consequences

A company is required to put to its shareholders a resolution proposing the calling of another meeting of shareholders to consider the appointment of directors of the company (Spill Resolution) if, at 2 consecutive annual general meetings, at least 25% of the votes cast on a remuneration report resolution are voted against adoption of the remuneration report and at the first of those annual general meetings, a Spill Resolution was not put to vote. If required, the Spill Resolution must be put to vote at the second of those annual general meetings.

If more than 50% of votes cast are in favour of the Spill Resolution, the company must convene a shareholder meeting (Spill Meeting) within 90 days of the second annual general meeting.

All of the directors of the company who were in office when the Remuneration Report was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Previous voting results

At the Company’s previous annual general meeting, the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Meeting.

Directors’ recommendation and voting intention

The Directors consider that adoption of the Remuneration Report is in the best interests of Shareholders and unanimously recommend that Shareholders vote in favour of Resolution 1.

The Chair intends to vote any available, undirected proxies in favour of Resolution 1.

Voting exclusion statement

No votes may be cast on Resolution 1 by or on behalf of a member of the Company’s Key Management Personnel named in the Company’s Remuneration Report for the year ended 30 June 2026 or their Closely Related Parties, regardless of the capacity in which the vote is cast, unless the vote is cast as proxy for a person entitled to vote on Resolution 1:

●	in accordance with a written direction as to how to vote on the Proxy Form; or

●
by the Chair pursuant to an express authorisation to exercise the proxy even though Resolution 1 is connected with the remuneration of the Company’s Key Management Personnel. If you appoint the Chair as your proxy, and you do not direct your proxy how to vote on Resolution 1 you will be expressly authorising the Chair to exercise your proxy even if Resolution 1 is connected directly or indirectly with the remuneration of the Company’s Key Management Personnel, which includes the Chair.

Resolution 2 – Re-election of Director – James Brown

Re-election of Director by rotation

The ASX Listing Rules and the Constitution prescribe a process by which Directors (other than the Managing Director) regularly retire from office. Retiring Directors may offer themselves for re-election.

Pursuant to ASX Listing Rule 14.4 and rule 7.1(d) of the Constitution, Mr. James Brown retires by way of rotation and, being eligible, offers himself for re-election as a Director of the Company.

Qualifications and other material directorships

A description of Mr. Brown’s experience and qualifications is set out below.

James Brown	Qualifications/Experience

Non-Executive Director since 14 August 2013
Mr. Brown serves as a Non‑Executive Director and member of the Nomination and Remuneration Committee.

Mr. Brown was initially appointed as a Non-Executive Director of the Company on 14 August 2013. In addition, he held the role of Executive Director and Interim Chief Executive Officer of Elevra from August 2023 until July 2024. Mr. Brown transitioned to a Non‑Executive Director immediately after the effective time of the Merger.

Mr. Brown currently serves as Managing Director of Morella Corporation Limited and as a Non‑Executive Director of Greenwing Resources Limited. Mr. Brown has over 40 years’ experience in the mining industry in Australia, the United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited.

Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development.

Mr. Brown holds a Graduate Diploma in Mining from University of Ballarat and is a Member of the Australian Institute of Company Directors.

Directorships of other listed companies:

Morella Corporation Limited (ASX: 1MC) – Managing Director.

Greenwing Resources Limited (ASX: GW1) - Non-Executive Director.

Independence

The Board has determined that, if re-elected, Mr. James Brown will not be an independent Director as he is a former Executive Director/Interim Chief Executive Officer of the Company and was appointed as a Non-Executive Director without a period of at least three years between him ceasing such employment and serving on the Board.

Directors’ recommendation and voting intention

The Directors consider that the re-election of Mr. James Brown is in the best interests of Shareholders and unanimously recommend that Shareholders vote in favour of Resolution 2 (with Mr. James Brown abstaining).

Reasons for the Board’s recommendation in respect of the re-election of Mr. James Brown include:

(a)	his extensive mining industry experience and his deep knowledge of the business and assets of the Company;

(b)	his relevant lithium and battery materials expertise which, together with the incumbent Directors, ensures an appropriately diverse skills matrix for the Board;

(c)
his extensive capital markets and project development experience – which the Board considers to be particularly valuable as the Company continues to grow, expand its operations and assess future development opportunities; and

(d)	the continuity benefits arising from the re-election of incumbent Directors, including their ability to oversee the ongoing implementation of the Company’s growth and development strategy.

The Chair intends to vote any undirected proxies in favour of Resolution 2.

Special Business

Resolutions 3 and 4 – Issue of Performance Rights to Managing Director & CEO

General

The proposed grants of Performance Rights to Mr. Lucas Dow, the Company’s Managing Director & Chief Executive Officer, under Resolutions 3 and 4, are key components of the Company’s remuneration arrangements for Mr. Dow. The Board considers that the proposed grants of FY2027 LTI and STI Performance Rights to Mr. Lucas Dow, who has the capacity to influence the long-term performance of the Company, is part of an Executive KMP framework that:

(a)	ensures there is effective alignment between shareholder wealth creation, performance and reward, taking into account the size and scope of the Company’s operations;

(b)	is appropriate to reward and retain the high performing team at Elevra; and

(c)	is aligned to achieving the Company’s purpose and strategic growth objectives.

In summary, Mr. Dow’s current total remuneration package for FY2027 is set out below:

Component	Maximum Award Value	Description	No. of Performance Rights and Applicable Vesting Conditions

1. Base Salary	$850,000	Mr. Dow’s current total fixed annual remuneration for FY2027 is $882,500 (being his Base Salary plus superannuation).

2. Short-Term Incentive (STI)	$892,500
Subject to satisfaction of the STI Performance Hurdles which will be measured at the end of FY2027.

50% of the STI award is settled in cash (a maximum of $446,250) no later than 30 September 2027 and 50% is settled in the form of deferred STI Performance Rights (a maximum of 56,558 STI Performance Rights) - with vesting of these deferred STI Performance Rights subject to a further 12-month employment condition (which is expected to be no later than 30 September 2028).

56,558 STI
Performance Rights

●  Subject to the STI Performance Hurdles set out in the “Performance hurdles applicable to the STI Performance Rights” section below
●  Allocated using a face value methodology*

3. Long-Term Incentive (LTI)	$1,105,000
Subject to satisfaction of the LTI Performance Hurdle which will be measured at 30 June 2029.

100% of the LTI award is settled in Performance Rights (with vesting of these LTI Performance Rights expected to be no later than 31 August 2029).

140,050 LTI
Performance Rights

● Subject to the LTI Performance Hurdle set out in the “Performance hurdle applicable to the LTI Performance Rights” section below
●  Allocated using a face value methodology*

*The calculation of the above STI and LTI Performance Rights has been made by dividing the Maximum Award Values payable in equity by the 10-trading day VWAP of Elevra Shares following the release of the Company’s Annual Results on 28 August 2026, which was $7.89.

Equity Incentive Plan

The Company proposes to issue:

(a)	56,558 STI Performance Rights; and

(b)	140,050 LTI Performance Rights,

(Performance Rights) pursuant to the Company’s Equity Incentive Plan (EIP) to Managing Director and CEO, Mr. Lucas Dow.

The Performance Rights will be governed by the rules of the EIP and the terms and conditions (including Vesting Conditions) detailed below.

Resolution 3 (STI Performance Rights) and Resolution 4 (LTI Performance Rights) seek Shareholder approval for the issue of the Performance Rights to Mr. Lucas Dow under the EIP, and for the issue or transfer (as applicable) of Shares to Mr. Lucas Dow on the vesting and exercise of those Performance Rights.

Terms and conditions applicable to the Performance Rights

The Performance Rights will be subject to the EIP rules and the terms and conditions set out in the table below and under the “Performance hurdles applicable to the STI Performance Rights” and “Performance hurdles applicable to the LTI Performance Rights” sections.

Initial Allocation of Performance Rights	The Performance Rights that are to be allocated to Mr. Lucas Dow are as follows:
	●	56,558 STI Performance Rights (Allocated STI Performance Rights); and
	●	140,050 LTI Performance Rights (Allocated LTI Performance Rights).
Vesting Conditions
In order for a Performance Right to vest and become exercisable, certain conditions must be satisfied.

The conditions which must be satisfied in order for any Allocated STI Performance Rights to vest (STI Vesting Conditions) are:

	●	satisfaction of the STI Performance Hurdles;
	●	compliance by Mr. Lucas Dow with all Company policies and procedures during the period from the STI Grant Date to the STI Vesting Date; and
	●	Mr. Lucas Dow remaining employed with the Company or a subsidiary of the Company from the STI Grant Date to the STI Vesting Date (including the additional 12-month employment condition).
The conditions which must be satisfied in order for any Allocated LTI Performance Rights to vest (LTI Vesting Conditions) are:
	●	satisfaction of the applicable LTI Performance Hurdle;
compliance by Mr. Lucas Dow with all Company policies and procedures during the period from the LTI Grant Date to the LTI Vesting Date, as determined by the Board; and
	●	Mr. Lucas Dow remaining employed with the Company or a subsidiary of the Company from the LTI Grant Date to the LTI Vesting Date, subject to the cessation of employment provisions below.

Quantity of Performance Rights that vest
If the STI Vesting Conditions are satisfied, the number of Allocated STI Performance Rights that will vest is as determined in accordance with the Performance Hurdles applicable to the STI Performance Rights (see below) (Vested STI Performance Rights).

If the LTI Vesting Conditions are satisfied, the number of Allocated LTI Performance Rights that will vest is as determined in accordance with the Performance Hurdle applicable to the LTI Performance Rights (see below) (Vested LTI Performance Rights).

Vesting Dates
Vested STI Performance Rights will vest on the date that the Company notifies Mr Lucas Dow of that vesting (STI Vesting Date) which is expected to be no later than 30 September 2028 (including the additional 12-month employment condition).

Vested LTI Performance Rights will vest on the date that the Company notifies Mr Lucas Dow of that vesting (LTI Vesting Date) which is expected to be no later than 31 August 2029.

Any Allocated STI Performance Rights or Allocated LTI Performance Rights which fail to vest on or before the applicable vesting date will automatically lapse.

Exercise
Vested STI Performance Rights will be capable of being exercised at any time before the date which is two years after the STI Vesting Date (STI Expiry Date) by delivery of a notice of exercise to the Company. Any Vested STI Performance Rights not exercised by the STI Expiry Date will expire.

Vested LTI Performance Rights will be capable of being exercised at any time before the date which is two years after the LTI Vesting Date (LTI Expiry Date) by delivery of a notice of exercise to the Company. Any Vested LTI Performance Rights not exercised by the LTI Expiry Date will expire.

New issues
The Performance Rights do not confer a right on Mr. Lucas Dow to participate in new issues of securities (including entitlement issues or bonus issues) unless and until the Vesting Conditions have been satisfied and the Performance Rights have been converted into Shares.

Change of Control
The EIP contains terms related to a change of control event. In summary, if a change of control event occurs the Board may decide that some or all of a participant’s Performance Rights will vest or lapse/be forfeited.

Cessation of employment
Unless the Board determines otherwise, where Mr. Lucas Dow’s employment is terminated:

•      for cause or he resigns, his unvested Performance Rights will lapse; or
•      in other circumstances, a pro rata portion of his unvested Performance Rights (based on the proportion of the performance period that he is employed by the Company) will remain on foot and will be tested in the ordinary course as though he had not ceased employment. The remainder of the Performance Rights will lapse.

Any vested but unexercised Performance Rights will remain on foot if Mr. Lucas Dow’s employment is terminated, unless the Board determines otherwise.

Clawback and malus
The Board maintains a broad discretion under the EIP to lapse, forfeit or clawback awards of Performance Rights and the proceeds of those awards in appropriate circumstances. Such circumstances include where an employee has committed any act of fraud or gross misconduct in relation to the affairs of Elevra, acted in a manner which brings the Company into disrepute or negatively impacts the Company’s reputation in a material way, or materially breached their duties or obligations to Elevra. The discretion also extends to situations where vesting or release of Performance Rights is not justified or supportable in the opinion of the Board.

Performance hurdles applicable to the STI Performance Rights

The Board has set the following performance objectives for Mr. Lucas Dow which are used to determine the number of Allocated STI Performance Rights which vest for the financial year ending 30 June 2027 (Performance Hurdles).

Performance Hurdles	Description of Hurdle	Weight
Safety, Sustainability and Risk Management	Identified safety, sustainability and risk initiatives and metrics developed and approved by the Board for FY2027, including the continued improvement in the Company’s safety, compliance and risk management performance indicators.	20%
Production	Annualised spodumene concentrate production targets.	30%
Cost	Annualised average unit costs per tonne of spodumene concentrate sold.	30%
Strategic / Key Objectives	Identified strategic and key objectives for FY2027, including Project development and NAL Expansion Project Execution	20%
Total		100%

At the end of the financial year ending 30 June 2027, the Board will review Mr. Lucas Dow’s performance against the Performance Hurdles and will rate his performance reflecting the extent to which the Performance Hurdles were achieved during the year (Personal Performance Score).

The number of Allocated STI Performance Rights that vest on the STI Vesting Date (which is expected to be no later than 30 September 2028, including the additional 12-month employment condition) will be calculated as follows:

Vested STI Performance Rights = Allocated STI Performance Rights x Personal Performance Score (as a percentage)

Any Allocated STI Performance Rights that do not vest will lapse.

Performance hurdle applicable to the LTI Performance Rights

The LTI Performance Rights are subject to the Relative Total Shareholder Return (RTSR) hurdle described below (LTI Performance Hurdle).

The RTSR hurdle measures the Company’s Total Shareholder Return over a three-year period from 1 July 2026 to 30 June 2029 relative to the TSR of the Comparator Group.

For this hurdle:

●
“Total Shareholder Return” or “TSR” means, in respect of a company, the growth in a company’s share price together with the value of any dividends paid during the period (assuming that all of those dividends are reinvested into new shares); and

●
“Comparator Group” means each of the following companies. The Board may adjust the Comparator Group to take into account events including, but not limited to, takeovers, mergers or de-mergers that might occur during the performance period:

Albemarle Corporation (NYSE:ALB)	Lithium Americas Corp. (TSX:LAC)
Pilbara Minerals Limited (ASX:PLS)	Vulcan Energy Resources Limited (ASX:VUL)
Mineral Resources Limited (ASX:MIN)	PMET Resources Inc. (TSX:PMET)
IGO Limited (ASX:IGO)	Ioneer Ltd (ASX:INR)
Critical Elements (TSXV:CRE)	Standard Lithium Ltd. (TSXV:SLI)
Liontown Resources Limited (ASX:LTR)	Core Lithium Ltd (ASX:CXO)
Sigma Lithium Corporation (TSXV:SGML)	Frontier Lithium (TSXV:FL)
Lithium Ionic (TSXV:LTH)	Li-FT Power (TSXV: LIFT)

Unless the Board determines otherwise, for the purposes of calculating a company’s TSR, the share price of the company:

●	at the start of the 3-year measurement period will be determined using the VWAP of that company’s shares over the 10 trading days from and including 1 July 2026; and

●	at the end of the 3-year measurement period will be determined using the VWAP of that company’s shares over the last 10 trading days prior to 30 June 2029.

The percentage of LTI Performance Rights that will be eligible to vest will be determined in accordance with the following table:

TSR of the Company relative to TSR of the Comparator Group	Vesting Percentage for LTI Performance Rights
At or above the 75th percentile	100%
Between the 50th percentile and 75th percentile	Pro-rata straight line vesting between 50% to 100%
At the 50th percentile	50%
Below the 50th percentile	Nil

The Board will assess the extent to which the vesting conditions have been satisfied. Where the compliance condition and the employment condition have both been satisfied (as determined by the Board), the number of LTI Performance Rights that vest is determined as follows:

Vested LTI Performance Rights = LTI Performance Rights x Vesting Percentage

Mr. Lucas Dow will be notified of the number of Vested LTI Performance Rights as soon as reasonably practicable after determination (expected to be no later than 31 August 2029). Any LTI Performance Rights that do not vest will lapse.

On exercise, Mr. Lucas Dow will be allocated one Share for each vested LTI Performance Right at no cost to him (unless the Board determines to make an equivalent value cash payment in lieu of an allocation of Shares).

ASX Listing Rule 10.14

ASX Listing Rule 10.14 provides that a listed company must not permit a Director to acquire equity securities under an employee incentive scheme where that scheme permits the company to purchase or issue securities, unless it obtains the approval of its shareholders.

The proposed issue of the Performance Rights (and the acquisition of any resulting Shares by) to Managing Director and CEO Mr. Lucas Dow requires the approval of Shareholders under ASX Listing Rule 10.14.

Specific information required by ASX Listing Rule 10.15

In accordance with the requirements of ASX Listing Rule 10.15, the following information is provided in relation to Resolutions 3 and 4:

(a)	Name of the Person: Mr. Lucas Dow.

(b)	Which category in Listing Rules 10.14.1 – 10.14.3 the person falls within and why: Mr. Lucas Dow falls within the category set out in ASX Listing Rule 10.14.1 by virtue of being a Director.

(c)
Number and class of securities that are proposed to be issued to the person under the scheme for which approval is being sought: The Performance Rights to be issued to Mr Lucas Dow comprise 56,558 STI Performance Rights and 140,050 LTI Performance Rights. The number of Performance Rights which will vest may be less (but will not be more) than these numbers depending upon satisfaction of the Vesting Conditions set out above and the rules of the EIP.

(d)	Details (including the amount) of the director’s current total remuneration package:
Details of Mr. Lucas Dow’s current total annual remuneration package is set out in the table above.

(e)
The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities: Mr. Lucas Dow has previously been issued 637,892 Performance Rights under the EIP. These Performance Rights have been issued for nil consideration.

(f)	Summary of the material terms of the securities: A summary of the material terms and conditions applicable to the Performance Rights is set out above, which includes the rules of the EIP.

(i)
For each Performance Right that vests and is exercised, the Company will allocate one Share to the participant. The Shares to be allocated upon conversion of the Performance Rights will be fully paid ordinary shares in the capital of the Company. If the Shares are newly issued, those Shares will be issued on the same terms and conditions as the Company’s existing Shares and will rank equally in all respects with the Company’s then existing Shares.

(ii)
The Performance Rights are unquoted performance rights to acquire ordinary shares. The Company has chosen to grant the STI Performance Rights and the LTI Performance Rights to Mr. Lucas Dow as it believes that:

A.
the proposed issue of those performance rights will provide a means to further motivate and reward Mr. Lucas Dow for achieving specified performance milestones linked to the strategic goals and targets of the Company; and

B.	it is a cost-effective remuneration structure which preserves the Company’s cash reserves whilst aligning the interests of Mr. Lucas Dow with those of all Shareholders.

(iii)
The value of the Performance Rights issued to Mr Lucas Dow will be approximately $446,250 in the case of the STI Performance Rights (with the other 50% of the STI award settled in cash) and $1,105,000 in the case of the LTI Performance Rights (as detailed in the table above).

(g)
The date or dates on or by which the entity will issue the securities to the person under the scheme: The Performance Rights will be issued to Mr. Lucas Dow no later than 3 years after the date of the Meeting.

(h)
The price at which the entity will issue the securities to the person under the scheme: The issue price of the Performance Rights will be nil and no amount is payable on vesting or exercise of the Performance Rights or the allocation of the Shares. Accordingly, no funds will be raised from the grant of the Performance Rights or on the vesting or exercise of the Performance Rights and the allocation of the Shares.

(i)	Loan: No loan is being made to Mr. Lucas Dow in connection with the acquisition of the Performance Rights (or any resulting Shares).

(j)
Details of any Performance Rights issued to Mr. Lucas Dow under the EIP will be published in the Annual Report of the Company relating to the period in which they are issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

(k)
Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of Performance Rights under the EIP after the Resolution is passed and who were not named in this Notice will not participate until approval is obtained under ASX Listing Rule 10.14 or the grant is made under Listing Rule 10.16.

(l)	A voting exclusion statement has been included below and applies to both Resolutions 3 and 4.

Additional information required by ASX Listing Rule 14.1A

If Resolutions 3 and 4 are passed, the Company will be able to proceed with the issue of the Performance Rights to Mr. Lucas Dow under the EIP within three years after the date of the Meeting.

If Resolutions 3 and 4 are not passed, the Company will not be able to proceed with the issue of the Performance Rights to Mr. Lucas Dow under the EIP and may consider alternative forms of remuneration and incentivisation for Mr. Lucas Dow.

Resolutions 3 and 4 are not inter-conditional, which means that one can pass without the other. For example, if Resolution 3 does not pass, Resolution 4 may still pass if more than 50% of votes cast are in favour (and vice versa).

Directors’ recommendation and voting intention

The Directors (other than Mr. Lucas Dow who did not participate in Board deliberations regarding this recommendation or the matters contemplated by Resolutions 3 and 4) consider the grant of the Performance Rights to Mr. Lucas Dow to be reasonable and otherwise appropriate in the circumstances, and that the ongoing retention and incentivisation of Mr. Lucas Dow, and the alignment of his interests with Shareholders, are in the best interests of Shareholders. Accordingly, those Directors (other than Mr. Lucas Dow) unanimously recommend that Shareholders vote in favour of Resolutions 3 and 4.

The Chair intends to vote any undirected proxies able to be voted in favour of Resolutions 3 and 4.

Voting exclusion statement

The Company will disregard any votes cast on Resolutions 3 and 4:

●
in favour of the Resolutions by or on behalf of a person referred to in Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the EIP or any of their associates, regardless of the capacity in which the vote is cast; or

●	as a proxy by a person who is a member of the Company’s Key Management Personnel at the date of the AGM or their Closely Related Parties,

unless the vote is cast on Resolutions 3 or 4:

●	as proxy or attorney for a person entitled to vote on Resolutions 3 and 4 in accordance with directions given to the proxy or attorney to vote on the relevant Resolution in that way; or

●	by the Chair as proxy for a person entitled to vote on Resolutions 3 and 4, pursuant to an express authorisation to exercise the proxy as the Chair decides; or

●	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

-	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the relevant Resolution; and
-	the holder votes on the relevant Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Glossary

Allocated LTI Performance Rights has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Initial Allocation of Performance Rights” section.

Allocated STI Performance Rights has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Initial Allocation of Performance Rights” section.

Annual General Meeting, AGM or Meeting means the meeting convened by the Notice.

Associate has the same meaning as in the ASX Listing Rules.

ASX means ASX Limited (ACN 008 624 691) or the financial market operated by ASX Limited, as the context requires.

ASX Listing Rules or Listing Rules means the Listing Rules of ASX.

Board means the board of Directors of the Company, as constituted at the applicable time.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a)	a spouse or child of the member;

(b)	a child of the member’s spouse;

(c)	a dependent of the member or the member’s spouse;

(d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	a company the member controls; or

(f)	a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of ‘closely related party’ in the Corporations Act.

Company or Elevra means Elevra Lithium Limited (ACN 091 951 978).

Constitution means the Company’s constitution adopted by a special resolution on 28 November 2024, as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company at the applicable time, and Director means any one of them, as the context requires.

Equity Incentive Plan or EIP means the Company’s Equity Incentive Plan, last approved by Shareholders on 21 November 2025, a summary of which is included in the Company’s Notice of Meeting dated 20 October 2025 and which is available on the ASX website at: https://announcements.asx.com.au/asxpdf/20251020/pdf/06qr0y78p0ljh5.pdf

Explanatory Notes means the explanatory notes forming part of the Notice.

Hybrid Meeting means a meeting of members held both at a physical location and also using Virtual Meeting Technology.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any Director (whether executive or otherwise), or if the Company is part of a consolidated entity, of an entity within the consolidated group.

LTI Expiry Date has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

LTI Grant Date means the date on which the LTI Performance Rights are issued.

LTI Performance Hurdles means the performance hurdles attached to the LTI Performance Rights set out in the Explanatory Notes to Resolutions 3 and 4 – see “Performance hurdles applicable to the LTI Performance Rights” section.

LTI Performance Rights means long-term incentive Performance Rights with the terms and conditions set out in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” and “Performance hurdles applicable to the LTI Performance Rights” sections.

LTI Vesting Conditions has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

LTI Vesting Date has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

Managing Director & CEO means the Managing Director and Chief Executive Officer of the Company.

Notice or Notice of Meeting means this notice of meeting including the Explanatory Notes and the Proxy Form.

Performance Right means a right to be issued or transferred a Share, upon and subject to the terms of the EIP and any applicable invitation or offer made under the EIP as referred to in relation to Resolutions 3 and 4.

Personal Performance Score has the meaning set out in the Explanatory Notes to Resolutions 3 and 4 – see “Performance hurdles applicable to the STI Performance Rights” section.

Proxy Form means the proxy form made available to Shareholders for the purpose of the Meeting.

Remuneration Report means the remuneration report set out in the Directors’ report section of the Company’s annual financial report for the year ended 30 June 2026.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

STI Expiry Date has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

STI Grant Date means the date on which the STI Performance Rights are issued.

STI Performance Hurdles means the performance hurdles attached to the STI Performance Rights set out in the Explanatory Notes to Resolutions 3 and 4 – see “Performance hurdles applicable to the STI Performance Rights” section.

STI Performance Rights means short term incentive Performance Rights with the terms and conditions set out in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” and “Performance hurdles applicable to the STI Performance Rights” sections.

STI Vesting Conditions has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

STI Vesting Date has the meaning given in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

Vested LTI Performance Rights has the meaning set out in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

Vested STI Performance Rights has the meaning set out in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

Vesting Conditions has the meaning set out in the Explanatory Notes to Resolutions 3 and 4 – see “Terms and conditions applicable to the Performance Rights” section.

Virtual Meeting Technology means any technology that allows a person to participate in a meeting without being physically present at the meeting.

VWAP means volume weighted average price of a company’s shares.

 ELV  MR SAM SAMPLE FLAT 123  123 SAMPLE STREET  THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030  XX  YOUR VOTE IS IMPORTANT  For your proxy appointment to be effective it must be received by 10:30am (AEST / Brisbane time) 11:30am (AEDT / Sydney time) Tuesday, 17 November 2026.  How to Vote on Items of Business  All your securities will be voted in accordance with your directions.  Need assistance?  Phone:  1300 850 505 (within Australia)  +61 3 9415 4000 (outside Australia)  Online:  www.investorcentre.com/contact  Proxy Form  Lodge your Proxy Form:  Online:  Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.  Your secure access information is  For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com  Control Number: 999999  SRN/HIN: I9999999999 PIN: 99999  Corporate Representative  If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”.  PARTICIPATING IN THE MEETING  Default to the Chair of the Meeting: If you leave Step 1 blank, or if your appointed proxy does not vote on a poll in accordance with your directions or does not attend the Meeting, then the proxy appointment will automatically default to the Chair of the Meeting, who is required to vote the proxies as directed.  SIGNING INSTRUCTIONS FOR POSTAL FORMS  Individual: Where the holding is in one name, the securityholder must sign.  By Mail:  Computershare Investor Services Pty Limited GPO Box 242  Melbourne VIC 3001 Australia  By Fax:  1800 783 447 within Australia or  +61 3 9473 2555 outside Australia  APPOINTMENT OF PROXY  Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.  PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.  Joint Holding: Where the holding is in more than one name, either of the security holders may sign.  Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach the original or a certified photocopy of the Power of Attorney to this form when you return it.  Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.  Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.  Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.  A proxy need not be a securityholder of the Company.  You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.  Samples/000001/000003  *I00000101*

   I 9999999999  or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Elevra Lithium Limited to be held at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform on Thursday, 19 November 2026 at 10:30am (AEST / Brisbane time) 11:30am (AEDT / Sydney time) and at any adjournment or postponement of that meeting.  Chair authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 3 and 4 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1, 3 and 4 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair.  Important Note: If the Chair of the Meeting is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on Resolutions 1, 3 and 4 by marking the appropriate box in step 2.  The Chair of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.  I ND  E L V  3 2 6 8 7 8 A  MR SAM SAMPLE FLAT 123  123 SAMPLE STREET  THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030  XX  Appoint a Proxy to Vote on Your Behalf  Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.  Proxy Form  Please mark  to indicate your directions  I/We being a member/s of Elevra Lithium Limited hereby appoint  the Chair  of the Meeting  OR  PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).  Step 1  Step 2  Items of Business  PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.  For Against Abstain  This section must be completed.  Individual or Securityholder 1 Securityholder 2  Securityholder 3  Sole Director & Sole Company Secretary Director  Director/Company Secretary  Update your communication details  Mobile Number  By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically  Email Address  (Optional)  Signature of Securityholder(s)  Step 3  Ordinary business  Resolution 1 Adoption of Remuneration Report  Resolution 2 Re-election of Director – James Brown  Special business  Resolution 3 Grant of STI Performance Rights to the Managing Director and CEO  Resolution 4 Grant of LTI Performance Rights to the Managing Director and CEO   / /   Date

 323493_01_V2  GETTING STARTED  If you choose to participate online you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in real time. To participate online visit https://meetnow.global/au on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.  ONLINE  MEETING GUIDE  TO LOG IN, YOU MUST HAVE THE FOLLOWING INFORMATION:  Australian Residents  SRN or HIN and postcode of your registered address.  Overseas Residents  SRN or HIN and country of your registered address.  Appointed Proxies  Please contact Computershare Investor Services on +61 3 9415 4024 during the online registration period which will open 1 hour before the start of the meeting to receive an email invitation.  To participate in the online meeting, visit https://meetnow.global/au.  Then enter the company name in the ‘Search for meeting’ field. Select and click on the displayed meeting.  PARTICIPATING AT THE MEETING  To register as a shareholder Select ‘Shareholder’, enter your SRN or HIN and select your country. If within Australia, also enter your postcode.  To register as a proxyholder To access the meeting, click on the link in the invitation email sent to you. Or select ‘Invitation’ and enter your invite code provided in  the email.  or or  To register as a guest Select ‘Guest’ and enter your details.  Search for meeting  Please enter Company or Meeting Name. Enter 3 or more characters. e.g. Computershare  Or select the country where the company is based.  Australia  eg. X1234567890  Australia  eg. 0123  Shareholder  Invitation  Guest  If you are a shareholder or an appointed corporate representative, please enter the required details below.  SRN/HIN  Country  Post Code  I have read and accept the Terms & Conditions  SIGN IN  Shareholder  Invitation  Guest  If you would like to attend the meeting as a Guest please provide your details below.  First Name *  Last Name *  Email  Company Name  I have read and accept the Terms & Conditions  SIGN IN  Enter your invite code. e.g. G-ABCDEFG or ABCD  Shareholder  Invitation  Guest  If you have received an email invitation for this meeting, please enter your invite code below.  Invite Code  I have read and accept the Terms & Conditions  SIGN IN  1

 323493_01_V2  The webcast will appear automatically once the meeting has started. If the webcast does not start automatically, press the play button and ensure the audio on your computer or device is turned on.  FOR ASSISTANCE  If you require assistance before or during the meeting please call +61 3 9415 4024.  To view meeting documents select the ‘Documents’ icon and choose the document you wish to view.  When the Chair declares the poll open, select the ‘Vote’ icon and the voting options will appear on your screen.  To vote, select your voting direction. A tick will appear to confirm receipt of your vote.  To change your vote, select ‘Click here to change your vote’ and press a different option to override.  Items of Business  2A Re-elect Mr John Brown as a Director  2B Re-elect Mr Peter Nolan as a Director  FOR  AGAINST  ABSTAIN  FOR  AGAINST  ABSTAIN  Notice of Meeting  Online User Guide    MR JOHN CITIZEN  500 Votes  Clip Slides  To ask a question select the ‘Q & A’ icon, select the topic your question relates to. Type your question into the chat box at the bottom of the screen and press  To ask a verbal question, follow the instructions on the virtual meeting platform.  Select a topic and type your question.  3. Adoption of Remuneration Report  Enter your question here  24 out of 2000 characters  2